UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-12154

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

Waste Management, Inc.

1001 Fannin Street

Suite 4000

Houston, TX 77002

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Administrative Committee

Waste Management Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Waste Management Retirement Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of Plan management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP

Houston, Texas

May 31, 2013

Waste Management Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
ASSETS:
INVESTMENTS, at fair value:
Plan interest in the Master Trust (Note 3)	$1,612,941,957	$1,450,035,365

Total investments	1,612,941,957	1,450,035,365

RECEIVABLES:
Employee contributions	802,080	736,151
Employer contributions	559,420	514,990
Notes receivable from participants	66,131,034	64,898,032

Total receivables	67,492,534	66,149,173

Net assets, reflecting investments at fair value	1,680,434,491	1,516,184,538
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(15,711,713)	(13,621,451)

NET ASSETS AVAILABLE FOR BENEFITS	$1,664,722,778	$1,502,563,087

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS:
Contributions:
Employee	$87,925,885
Rollover	5,531,274
Employer	53,756,747

147,213,906
Net investment gain from the Master Trust (Note 3)	165,073,008
Interest income on notes receivable from participants	3,062,580

Total additions	315,349,494

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS:
Benefits paid to participants	160,308,354

Total deductions	160,308,354

NET INCREASE BEFORE TRANSFERS	155,041,140
TRANSFERS TO THE PLAN	7,118,551

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	162,159,691
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,502,563,087

End of year	$1,664,722,778

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan

Notes to Financial Statements

December 31, 2012

1. Description of Plan

The following description of the Waste Management Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan available to all eligible employees, and their beneficiaries, of Waste Management, Inc. (the “Company” or “WM”), and subsidiaries (collectively “Waste Management”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration

The Board of Directors of the Company has named the Administrative Committee of the Waste Management Employee Benefit Plans (the “Administrative Committee”) to serve as administrator and fiduciary of the Plan. Waste Management has entered into a Defined Contribution Plans Master Trust Agreement (the “Master Trust”) with State Street Bank and Trust Company (“State Street”) whereby State Street serves as trustee of the Plan. ING Institutional Plan Services, LLC serves as recordkeeper.

Eligibility

Employees (as defined by the Plan) are eligible to participate in the Plan following completion of a 90-day period of service (as defined by the Plan).

Individuals who are ineligible to participate in the Plan consist of (a) leased employees; (b) employees whose employment is governed by a collective bargaining agreement under which retirement benefits are the subject of good faith bargaining, unless such agreement expressly provides for participation in the Plan; (c) individuals providing services to the Company as independent contractors; (d) employees performing services on a seasonal or temporary basis; (e) certain nonresident aliens who have no earned income from sources within the United States of America; and (f) individuals who are participants in certain other pension, retirement, profit-sharing, stock bonus, thrift or savings plans maintained by Waste Management. Certain United States citizens employed by foreign affiliates of the Company may participate in the Plan under certain provisions specified by the Plan.

Contributions

Participants may contribute from one percent to 25 percent of their pre-tax compensation, as defined by the Plan, not to exceed certain limits as described in the plan document (“Employee Contribution”). In addition, participants that are age 50 or older are eligible to make pre-tax catch-up contributions not to exceed certain limits described in the Plan document. After-tax contributions are not permitted by the Plan. Participants may also contribute amounts representing distributions from other qualified plans (“Rollover Contributions”). Waste Management matches 100 percent of each participant’s Employee Contribution up to three percent of the participant’s compensation, as defined by the Plan, plus 50 percent of the participant’s Employee Contribution in excess of three percent of the participant’s compensation up to six percent of the participant’s compensation (“Employer Contribution”).

Investment Options

The Plan, through its investments in the Master Trust, offered participants (a) two common collective trust funds; (b) a Company common stock fund (which is an Employee Stock Ownership Plan); (c) a self-managed account, which allows participants to select various securities sold on the New York Stock Exchange, American Stock Exchange and NASDAQ; (d) ten target retirement-date funds, which are also common collective trust funds; (e) a stable value fund, which includes direct investments and investments in common collective trust funds, managed by Galliard Capital Management (“Galliard”) and (f) five mutual funds. Participants direct investment of their accounts among the investment options offered under the Plan. A participant may make such an election on any business day. The Plan utilizes cash equivalents to temporarily hold monies pending settlement for transactions initiated by participants.

If a participant invests in the Company common stock fund, the participant can elect to receive in cash any dividends paid on the common stock in the participant’s account. If a participant does not make such an election, dividends will automatically be reinvested in the Company common stock fund. Each participant who has invested in the Company common stock fund has the right to vote the shares of stock in his or her account with respect to any matter that comes before the shareholders for a vote.

With respect to the self-managed account, several restrictions apply and a minimum balance is required to participate. Additionally, if a participant invests in the self-managed account, the participant has the right to vote the shares of any common stock held in the participant’s account.

Vesting

Participants are immediately vested in their Employee Contributions, Rollover Contributions and Employer Contributions, plus earnings thereon.

Participant Accounts

Each participant’s account is credited with the participant’s Employee Contribution, Rollover Contribution and Employer Contribution and an allocation of investment income and loss and expenses. Investment income and loss is allocated to a participant’s account based upon a participant’s proportionate share of the funds within the Master Trust.

Payment of Benefits

Upon retirement, disability or termination of employment, participants or, in the case of a participant’s death, their designated beneficiaries, may make withdrawals from their accounts as specified by the Plan. Prior to termination, participants who have reached age 59-1/2 may withdraw from their accounts. Distributions are made by a single lump-sum payment or direct rollover. Distribution of accounts invested in Company common stock may be taken in whole shares of common stock or cash.

Participants may make withdrawals from their contributions, including certain earnings on those contributions, in the event of proven financial hardship of the participant. Not more than one hardship withdrawal is permitted in any 12-month period, and the participant is not permitted to contribute to the Plan or any other plans maintained by Waste Management for six months after receiving the hardship distribution.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2012 and 2011. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded. Participants who are active employees may obtain loans of not less than $1,000 and a maximum of 50 percent of a participant’s vested accounts (excluding any amounts invested in the self-managed account) immediately preceding the loan grant date. In no event shall a loan exceed $50,000, reduced by the greater of (a) the highest outstanding balance of loans during the one-year period ending on the date before a new loan is made or modified, or (b) the outstanding balance of loans on the date a new loan is made or modified. Not more than one loan shall be outstanding at any time, except for multiple loans which (a) result from a merger of another plan into this Plan, or (b) result from a participant’s loan becoming taxable under Section 72(p) of the Internal Revenue Code of 1986, as amended (the “Code”). Interest rates and repayment terms are established by the Administrative Committee. Such loans shall be repaid by payroll deduction or any other method approved by the Administrative Committee. The Administrative Committee requires that: (a) repayments be made no less frequently than quarterly; (b) loans be repaid over a period not to exceed 54 months; and (c) repayments, including interest, be made in equal periodic payments over the term of the loan and applied to principal using a level amortization over the repayment period. Prepayment of a participant’s total principal amount outstanding is allowed at any time.

Administrative Expenses

Master Trust administrative expenses, including trustee, recordkeeping and investment management fees, are allocated in proportion to the investment balances of the underlying plans and are netted against investment income. Loan administration fees are charged directly to the account balance of the participant requesting the loan. Administrative expenses are reflected as a reduction of Master Trust investment income and are included in “Net investment loss from the Master Trust” in the accompanying Statement of Changes in Net Assets Available for Benefits. In 2012, Waste Management elected to pay certain audit and legal fees of the Plan.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”). Benefits are recorded when paid to participants.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ materially from the estimates and assumptions used in the preparation of the financial statements.

Investments

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of Waste Management. The Master Trust’s assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, benefit payments and certain administrative expenses) that can be specifically identified, and by allocating among participating plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.

Corporate stocks, mutual funds and publicly-traded partnership interests held by the Master Trust are stated at fair value based on quoted market prices as of the financial statement date. The fair values of the common collective trust funds held by the Master Trust are generally based on net asset values established by the issuer of the common collective trust funds based on fair values of the underlying assets. The investment options available within the Plan include a stable value fund that invests in fully benefit-responsive guaranteed investment contracts (“GICs”) and synthetic investment contracts (“Synthetic GICs”). In accordance with authoritative guidance issued by the Financial Accounting Standards Board (“FASB”), the fully benefit-responsive investment contracts held by the Stable Value Fund are reported at fair value. However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Accordingly, the Statements of Net Assets Available for Benefits present both the fair value of the fully benefit-responsive investment contracts and an adjustment from fair value to contract value to arrive at Net Assets Available for Benefits. The fair value measurement of these investments is discussed further in Note 5. Short-term investments (included in amounts reported as common collective trust funds herein) are stated at cost, which approximates fair value.

The Master Trust records purchases and sales of securities on a trade-date basis and dividends on the ex-dividend date. Interest income is recorded on the accrual basis.

Risks and Uncertainties

The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participant account balances.

3. Plan Interest in the Master Trust

The Plan investments are held in the Master Trust along with the Waste Management Retirement Savings Plan for Bargaining Unit Employees (the “Union Plan”). As of December 31, 2012 and 2011, the Plan’s beneficial interest in the net assets of the Master Trust was 99.05% and 99.17%, respectively.

Neither the Plan nor the Union Plan has an undivided interest in the investments held in the Master Trust since each plan’s interest in the investments of the Master Trust is based on the account balances of the participants and their elected investment fund options. However, the Plan’s beneficial interest in each of the underlying investment fund options does not vary significantly from the Plan’s beneficial interest in the total net assets of the Master Trust.

The net assets of the Master Trust consist of the following:

	December 31, 2012		December 31, 2011
	Plan Interest %	Master Trust	Plan Interest %	Master Trust
Assets:
Investments, at fair value:
Common collective trust funds	98.5%	$587,915,255	98.7%	$505,108,820
Stable value fund	99.2%	370,384,053	99.3%	363,860,603
WM common stock	99.5%	98,044,955	99.6%	102,153,934
Corporate stocks – other than WM common stock	100.0%	19,063,086	100.0%	16,796,395
Mutual funds	99.4%	551,799,069	99.5%	473,237,299
Publicly-traded partnership interests and other	100.0%	1,193,947	100.0%	982,550

Total investments	99.0%	1,628,400,365	99.2%	1,462,139,601
Interest receivable		204,333		224,653
Cash, non-interest bearing		3,110		56,349
Securities sold receivable, net		191,949		31,161

Total assets		1,628,799,757		1,462,451,764

Liabilities:
Administrative fees payable		381,142		309,495

Total liabilities		381,142		309,495

Net assets reflecting investments at fair value		1,628,418,615		1,462,142,269
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		(15,844,799)		(13,712,956)

Net assets, fully benefit-responsive investment contracts at contract value		$1,612,573,816		$1,448,429,313

Respective interests in the net assets of the Master Trust by the Plan and the Union Plan are as follows:

	December 31,
	2012	2011
Net assets reflecting investments at fair value:
Plan interest	$1,612,941,957	$1,450,035,365
Union Plan interest	15,476,658	12,106,904

Total	$1,628,418,615	$1,462,142,269

Adjustment from fair value to contract value for fully benefit-responsive investment contracts:
Plan interest	$(15,711,713)	$(13,621,451)
Union Plan interest	(133,086)	(91,505)

Total	$(15,844,799)	$(13,712,956)

Net assets, fully benefit-responsive investment contracts at contract value:
Plan interest	$1,597,230,244	$1,436,413,914
Union Plan interest	15,343,572	12,015,399

Total	$1,612,573,816	$1,448,429,313

The Master Trust’s investments that represented 5% or more of net assets are as follows:

	December 31,
	2012	2011
WM Common Stock	$98,044,955	$102,153,934
Stable Value Fund (at contract value) (a)	354,539,254	350,147,647
Vanguard S&P Small Cap 600 Fund (b)	85,023,042	n/a
Vanguard Institutional Total Stock Market Index Fund	236,975,969	207,321,065
Vanguard Total Bond Market Index Institutional Plus Fund	100,390,107	—
Vanguard Total Bond Market Index Fund	—	89,037,623
JPMorgan Chase Bank SmartRetirement 2020 Fund	156,592,456	142,119,248
JPMorgan Chase Bank SmartRetirement 2030 Fund	174,388,687	152,725,372

(a)	The fair value of the Master Trust’s investment in the Stable Value Fund was $370,384,053 and $363,860,603 at December 31, 2012 and 2011, respectively.
(b)	Investment amount represents less than 5% of the Master Trust’s net assets at December 31, 2011.

Changes in net assets of the Master Trust for the year ended December 31, 2012, are as follows:

ADDITIONS:
Net appreciation in fair value of investments:
Common collective trust funds	$80,058,908
Stable value fund	9,927,236
WM common stock	3,485,166
Corporate stocks – other than WM common stock	1,587,277
Mutual funds	57,147,776
Publicly-traded partnership interests and other	(91,702)

Total net appreciation in fair value of investments	152,114,661
Interest	2,895
Dividends – WM common stock	4,213,885
Dividends – other than WM common stock	12,317,601
Other income/(expense)	208,166

Total additions	168,857,208

DEDUCTIONS:
Administrative fees	(2,509,055)

Total deductions	(2,509,055)

NET INCREASE BEFORE TRANSFERS	166,348,153
TRANSFERS IN (a)	159,034,527
TRANSFERS OUT (b)	(161,238,177)

NET INCREASE IN NET ASSETS	164,144,503
NET ASSETS:
Beginning of year	1,448,429,313

End of year	$1,612,573,816

Plan interest in net investment gain from the Master Trust	$165,073,008
Union Plan interest in net investment gain from the Master Trust	1,275,145

$166,348,153

(a)	Includes contributions, rollovers, transfers and participant net note repayments/withdrawals of principal and interest.
(b)	Includes benefit payments to participants.

4. Investments

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011 are as follows:

	December 31,
	2012	2011
WM Common Stock	$97,514,764	$101,729,473
Stable Value Fund (at contract value) (a)	351,561,362	347,811,153
Vanguard S&P Small Cap 600 Fund (b)	84,510,245	n/a
Vanguard Institutional Total Stock Market Index Fund	235,781,854	206,391,687
Vanguard Total Bond Market Index Institutional Plus Fund	99,486,998	—
Vanguard Total Bond Market Index Fund	—	88,359,674
JPMorgan Chase Bank SmartRetirement 2020 Fund	153,053,174	139,343,317
JPMorgan Chase Bank SmartRetirement 2030 Fund	172,140,822	151,071,343

(a)	The fair value of the Plan’s investment in the Stable Value Fund was $367,273,075 and $361,432,604 at December 31, 2012 and 2011, respectively.
(b)	Investment amount represents less than 5% of the Plan’s net assets available for benefits at December 31, 2011.

5. Investment Contracts

The trust funds held by the Master Trust include a stable value fund that invests in fully benefit-responsive GICs and Synthetic GICs. The following disclosures provide information about the nature of these investments and how fair values of these investments are measured.

Guaranteed Investment Contracts - GICs are contracts that provide a specified rate of return for a specific period of time. The fair values of the GICs included in the Plan’s Stable Value Fund are measured by the investment manager using a discounted cash flow methodology at market rates.

Synthetic Guaranteed Investment Contracts - Synthetic GICs are comprised of (a) individual assets or investments placed in a trust and (b) wrapper contracts that guarantee that participant transactions will be executed at contract value. The investment portfolio of a Synthetic GIC when coupled with a wrapper contract attempts to replicate the investment characteristics of traditional GICs.

The fair value of the Synthetic GICs included in the Plan’s stable value fund are measured as follows:

•

Fair value of individual assets and investments - Individual assets and investments are valued at representative quoted market prices when available. Short-term securities, if any, are stated at amortized cost, which approximates fair value. Debt securities are valued by a pricing service based on market transactions for comparable securities and various relationships between securities that are generally recognized by institutional traders. Investments in regulated investment companies or collective investment funds are valued at the net asset value per share or unit on the valuation date. Any accrued interest on the underlying investments is also included as a component of the fair value of those investments.

•

Fair value of wrapper contracts - The fair value of wrapper contracts is determined using the income approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged for the Synthetic GIC. This difference is calculated as a dollar value and discounted by the prevailing discount rate as of the appropriate measurement date.

The interest crediting rates for the traditional GICs are agreed to in advance with the issuer. The interest crediting rates for Synthetic GICs are calculated on a quarterly basis using the contract value, market value, yield and duration of the underlying securities, but cannot be less than zero.

The stable value fund’s average yield based on actual earnings was 1.15% and 1.86% during 2012 and 2011, respectively, and its average yield based on the interest rate credited to participants was 2.74% and 3.08% during 2012 and 2011, respectively.

There are certain events not initiated by the Plan participants that could limit the ability of the Plan to transact with the issuer at GIC or Synthetic GIC contract value. Examples of such events include, but are not limited to: material amendments to the Plan documents or administration; changes to the Plan’s competing investment options including the elimination of equity wash provisions; bankruptcy of the Plan sponsor or other events that would cause a significant withdrawal from the Plan; full or partial termination of the Plan; failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; any change in tax code, laws or regulations applicable to the Plan; and delivery of any communication to Plan participants designed to influence participants not to invest in the Fund. The Plan sponsor does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact with the issuer at its contract value, is probable.

Contract issuers are generally not allowed to terminate GICs and settle at an amount different from contract value unless there is a breach of contract which is not corrected within the time permitted by the contract. Synthetic GICs generally are evergreen contracts that contain termination provisions, allowing the fund or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.

6. Fair Value Measurements

The Plan defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring assets and liabilities that are required to be recorded at fair value, the Plan considers the principal or most advantageous market in which the Plan would transact. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Inputs that are generally unobservable and typically reflect the Plan’s estimate of assumptions that market participants would use in pricing the asset or liability. The Plan had no Level 3 assets at December 31, 2012 or 2011.

We use valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. In measuring the fair value of our assets and liabilities, we use market data or assumptions that we believe market participants would use in pricing an asset or liability, including assumptions about risk when appropriate.

The following table provides by level, within the fair value hierarchy, a summary of investments of the Master Trust measured at fair value on a recurring basis:

	December 31,
	2012	2011
Quoted Prices in Active Markets (Level 1):
WM common stock	$98,044,955	$102,153,934

Corporate stocks – other than WM common stock	19,063,086	16,796,395

Mutual Funds –
EuroPacific growth fund	63,616,281	47,170,865
Emerging markets fund	48,555,638	41,267,020
Small cap investment fund	85,023,042	72,278,732
Stock market index fund	236,975,969	207,321,065
Bond market index fund	100,390,107	89,037,623
Self-directed mutual funds	17,238,032	16,161,994

	551,799,069	473,237,299

Publicly–traded partnership interests and other	1,193,947	982,550

Subtotal Level 1	670,101,057	593,170,178

Significant Other Observable Inputs (Level 2):
Common collective trust funds –
Short-term investment fund (a)	1,629,354	1,305,176
Equity income investment fund (b)	47,781,369	38,515,869
Growth investment fund (c)	55,473,718	40,815,024
Target date retirement funds (d)	483,030,814	424,472,751

	587,915,255	505,108,820
Stable value fund (e)	370,384,053	363,860,603

Subtotal Level 2	958,299,308	868,969,423

Total Investments of the Master Trust	$1,628,400,365	$1,462,139,601

(a)	This category represents a common collective trust that seeks to provide safety of principal, daily liquidity, and a competitive yield by investing in high quality money market instruments. The fund’s trust document requires fifteen days advance notice prior to redemption, and authorizes the fund’s trustee to shorten this notice period at its sole discretion. At December 31, 2012 and December 31, 2011, the trustee had waived the notice period.
(b)	This category represents a common collective trust that seeks to provide substantial dividend income and long-term growth of capital through investments in the common stocks of established companies. Under normal conditions, the fund will invest at least 80% of assets in common stocks and, in particular, those that appear to be undervalued and may be temporarily out of favor but have good prospects for capital appreciation and dividend growth. The fund’s trust document requires ninety days advance notice prior to redemption, and authorizes the fund’s trustee to shorten or waive this notice period at its sole discretion. As of December 31, 2012 and December 31, 2011, the trustee had waived the notice period for participants.
(c)	This category represents a common collective trust that seeks to provide long-term capital growth and, secondarily, income. Under normal conditions, the fund will invest at least 80% of net assets in the common stocks of large and medium-sized blue chip growth companies. The fund’s trust document requires ninety days advance notice prior to a redemption, and authorizes the fund’s trustee to shorten or waive this notice period at its sole discretion. As of December 31, 2012 and December 31, 2011, the trustee had waived the notice period for participants.
(d)	This category represents common collective trusts, and the objective of each individual fund is to produce risk-appropriate investment returns by using the following major asset classes: stocks, bonds, real estate, and cash or cash equivalents. Diversification is primarily achieved by investing in other collective trust funds maintained by JPMorgan Chase Bank, but may also be achieved by investing in exchange traded funds, exchange traded notes, derivatives, and other securities. Except for the target date income fund, the funds are age-based funds for investors retiring approximately at or near the year identified by each fund as its target retirement date. At December 31, 2012 and December 31, 2011, there were no redemption restrictions on these funds for participants but each fund requires the Plan to provide sixty days advance notice to liquidate its entire share.
(e)

The investment objective of this fund is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit. To achieve this, the fund invests in instruments which are not expected to experience significant price fluctuation in most economic or interest rate environments. The fund primarily invests in investment contracts, including fully benefit-responsive GICS and Synthetic GICs. The fund also invests in the Wells Fargo Stable Return Fund G (“Wells Fargo Fund”), which has an investment objective similar to that of the fund. The fund uses its investment in the Wells Fargo Fund for daily liquidity needs. The participants in this fund have daily liquidity at contract value (except as discussed in Note 5), however, the trustee of the Wells Fargo Fund reserves the right to require a one-year redemption notice for the Plan to liquidate its entire share in that Fund. See Note 5 for additional information related to the Stable Value Fund.

7. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service (“the IRS”) dated June 20, 2002, stating that the Plan, as then designed, was then in compliance with the applicable requirements of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter. The Plan administrator and counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. If an operational issue is discovered, the Plan sponsor has indicated that it will take any necessary steps to bring the Plan’s operations into compliance with the Code.

On January 11, 2010, Waste Management filed an application for a renewed favorable determination letter.

Generally accepted accounting principles in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011:

	2012	2011
Net assets available for benefits per the financial statements	$1,664,722,788	$1,502,563,087
Amounts pending distribution to participants	(1,059,836)	(583,661)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	15,711,713	13,621,451

Net assets available for benefits per the Form 5500	$1,679,374,665	$1,515,600,877

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2012:

Net increase in net assets available for benefits per the financial statements	$162,159,691
Amounts pending distribution to participants at December 31, 2011	583,661
Amounts pending distribution to participants at December 31, 2012	(1,059,836)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2011	(13,621,451)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2012	15,711,713

Net increase in assets available for benefits per the Form 5500	$163,773,778

Amounts pending distribution are recorded as benefits paid to participants on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but which have not yet been paid as of that date.

The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

9. Plan Termination

Although it has not expressed any intention to do so, the Company has the right to discontinue its Plan contribution at any time and to terminate the Plan subject to the provisions of ERISA.

10. Commitments and Contingencies

In April 2002, certain former participants in the ERISA plans of WM Holdings, Inc. (“WM Holdings”), a wholly-owned subsidiary of the Company, filed a lawsuit in the U.S. District Court for the District of Columbia in a case entitled William S. Harris, et al. v. James E. Koenig, et al. The lawsuit attempted to increase the recovery of a class of ERISA plan participants on behalf of the Plan based on allegations related to both the events alleged in, and the settlements relating to, the securities class action against WM Holdings that was settled in 1998, the litigation against WM in Texas that was settled in 2002, as well as the decision to offer WM common stock as an investment option within the Plan beginning in 1990, despite alleged knowledge by at least two members of the investment committee of financial misstatement by WM during the relevant time period.

During the second quarter of 2010, the Court dismissed certain claims against individual defendants, including all claims against each of the current members of the Board of Directors of WM. Previously, plaintiffs dismissed all claims related to the settlement of the securities class action against WM that was settled in 2002, and the court certified a limited class of participants who may bring claims on behalf of the plan, but not individually. During the third quarter of 2011, the Court ruled in favor of WM and two former employees dismissing all claims brought by the plaintiffs related to the decision to offer WM stock as an investment option within the Plan. WM has since settled with the plaintiffs on their remaining claims, and the proposed class settlement agreement was given final approval by the Court on March 18, 2013. The proceeds to be received by the Plan in connection with this settlement are not material.

11. Related Party Transactions

Certain investments of the Plan are managed by State Street, which is the trustee of the Plan. The Plan also holds notes receivable representing participant loans. The stable value fund is managed by Galliard, a subsidiary of Wells Fargo Bank, N.A., custodian for the fund. These transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the Plan sponsor, transactions involving the Company’s common stock also qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

Waste Management Retirement Savings Plan

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

EIN: 73-1309529 Plan: 001

December 31, 2012

Identity of Issue	Description of Investment	Current Value
*Notes receivable from participants	Various maturity dates with interest rates ranging from 4.25% to 9.25%	$66,131,034

*	Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

Date: May 31, 2013	By:	/s/ Krista DelSota
Krista DelSota
Vice President, Talent Acquisition, Learning and Organizational Development
Waste Management, Inc.

Member, Administrative Committee of the Waste Management Employee Benefit Plans

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm